Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation of our report dated March 11, 2011 (except for note 16, as to which the date is August 1, 2011) with respect to the consolidated financial statements and schedules of Business Process Outsourcing, Inc in the Current Report filed (Form 8-K/A No. 001-33089).

We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-139211 and 333-157076) and Form S-3 (No. 333-162335) of ExlService Holdings, Inc of our report dated March 11, 2011 (except for note 16, as to which the date is August 1, 2011) with respect to the consolidated financial statements and schedules of Business Process Outsourcing, Inc, which report appears in this Current Report on Form 8-K/A filed by ExlService Holdings, Inc on August 1, 2011.

/s/ Ernst & Young

Bangalore, India

August 1, 2011